Exjudicata Corp.
Financial Statements (Unaudited)
December 31, 2022 and 2023

Exjudicata Corp.
Index to Financial Statements (Unaudited)
December 31, 2022

Balance Sheets 1

Statements of Operations 2

Statements of Changes in Stockholders' Equity 3

Statements of Cash Flows 4

Notes to Financial Statements 5

Exjudicata Corp.
Balance Sheets
December 31, 2022 and 2023

Year	12/31/22	12/31/23
Assets		
Current assets		
Cash	$ 188,292	$ 106,483
Receivables	-	-
Other	-	-
Total current assets	188,292	106,483
Gross investment in technology	114,915	114,915
(-) Accumulated Depr.	-	(22,983)
Net technology asset	114,915	91,932
Other LT assets	-	-
Total Assets	$ 303,207	$ 198,415
Liabilities		
Short term liabilities		
Payables	$ 4,985	$ 15,175
Accued expenses	14,375	11,877
Total current liabilities	19,360	27,052
Indebtedness	-	-
Other LT liabilities	-	-
Total liabilities	19,360	27,052
Equity		
SAFE	436,950	940,476
Common stock	100	100
Retained earnings/(losses)	(153,102)	(769,113)
Total equity	283,848	171,363
Total liabilities and equity	$ 303,207	$ 198,415

See notes to the financial statements

Exjudicata Corp.
Statements of Operations
For the years ended 2022 and 2023

	12/31/22	12/31/23
Revenues	$ -	$ 889
Selling, general & administrative expenses	153,102	593,916
Depreciation expenses	-	22,983
Operating income	(153,102)	(616,011)
Non-operating income	0	0
Earnings before taxes	(153,102)	(616,011)
Taxes	-	-
Net income	$ (153,102)	$ (616,011)

See notes to the financial statements

Exjudicata Corp.
Statements of Changes in Stockholders' Equity
For the years ended 2022 and 2023

Balance 1/1/2022	0
Common stock investments	$ 100
SAFE Investments	436,950
Balance 12/31/2022	437,050
Common stock investments	0
SAFE Investments	503,526
Balance 12/31/2023	$ 940,576

See notes to the financial statements

Exjudicata Corp.
Statements of Cash Flows
For the years ended 2022 and 2023

Year	12/31/22	12/31/23
Cash flow from operations		
Net income/(losses)	$ (153,102)	$ (616,011)
Change in receivable & other	-	-
Change in short term liabities	19,260	7,792
Total CF from operations	(133,843)	(608,219)
Cash flow from investments in LT assets		
Technology purchases	(114,915)	-
Current period depreciaition	-	22,983
Other purchases	-	-
Total CF from investing activity	(114,915)	22,983
Cash flow from financing activity		
Equity funding	437,050	503,427
Net debt funding	-	-
Total CF from investing activity	437,050	503,427
Cash at beginning of period	-	188,292
Cash at end of period	$ 188,292	$ 106,483

See notes to the financial statements

Exjudicata Corp.
Notes to Financial Statements (Unaudited)
December 31, 2023

1. **Organization and Nature of Business**

    Exjudicata Corp. (the "Company") is a New York-based web destination providing editorial, information, resources, online training, 1-to-1 career counseling and wellness attainment to:

    --JDs leaving the law,
    --JDs thinking about exiting the practice
    --JDs seeking community to talk career, network and/or vent
    --JDs already in business roles looking for new positions
    --JDs seeking Board seats and other special opportunities

    In addition, Exjudicata brings Corporate America into the mix with the creation of the first ever Job Board dedicated to lawyers who want to move into business roles and the companies that want to hire them.

2. **Summary of Significant Accounting Policies**

    Basis of Accounting
    The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

    Cash and Cash equivalents
    The Company considers cash and cash equivalents with maturities at origination of three months or less to be cash. The carrying amount approximates fair value because of the short maturity of these instruments.

    Revenue Recognition
    Revenue from listing fee and subscriber based income is recognized in the financial statements as the cash is received or receivable from customers and subscribers.

    Current Liabilities
    Accounts payable comprise outstanding balances under company credit card accounts. Accrued expenses comprise expenses accrued but paid in subsequent periods.

3. **Common Stock**

    Comprises the investment of the founders at the inception of the Company.

Exjudicata Corp.
Notes to Financial Statements (Unaudited)
December 31, 2023

4. **SAFE**

Exjudicata's pre-seed round was financed via a Simple Agreement for Future Equity (the "SAFE"). Per its contractual terms, the SAFE will automatically convert to the next round of financing, e.g. a 'Series A Preferred financing'. The post money valuation cap of Exjudicata's safe is $4,000,000 and correlates with the amount of money invested for a certain percentage of ownership in Exjudicata during conversation to equity. For example, someone investing $100,000 in ex judicata would own 2.5% of the company upon equity conversion. That 2.5% ownership would be protected no matter how much over $4,000,000 a subsequent financing round values Exjudicata. In the event of a liquidation of Exjudicata, the SAFE would be treated as junior to indebtedness, on par with preferred stock but senior to common stock.

As of December 31, 2022 and 2023 the balances under the SAFE financings were $436,950 and $940,476, respectively of which $136,950 and $160,477 represent the co-founder balances under the SAFE, respectively.

5. **Fixed Assets, Net**

Software (our proprietary job board platform) is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which we estimate to be five years.

Depreciation expense was $0 and $22,983 for the years ended December 31, 2022, and 2023, respectively.

6. **Income Taxes**

The Company accounts for income taxes in accordance with the liability method. Deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

7. **Commitments and Contingencies**

In addition to the co-founders, Exjudicata has one full time at-will employee. The Company has working relationships with additional 1099 contractors as well as software and consulting vendors under various service contracts which can typically be cancelled with 30 days notice. The agreement with the Company's key hosting and development vendor permits the Company to terminate and transfer its website, platform and data under standard commercial terms.

Exjudicata Corp.
Notes to Financial Statements (Unaudited)
December 31, 2023

7. **Related Party Transactions**

Transactions with related parties are conducted at arm's length. The co-founders of Exjudicata (Neil Handwerker and Kimberly Fine) have worked for zero cash compensation through the issuance date of these financial statements.

8. **Subsequent Events**

Subsequent events have been evaluated up to the date of issuance of the financial statements.